EXHIBIT A

American Homeowner Preservation LLC

AHP Servicing LLC

Risks of Investing

THE PURCHASE OF LITIGATION SUPPORT SHARES IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU COULD LOSE ALL YOUR MONEY. THE PURCHASE OF LITIGATION SUPPORT ƒSHARES IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

You Might Lose Some or All of Your Money: When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guaranties you will get your money back. Buying Litigation Support Shares is not like that at all. The ability of the Company to make the distributions you expect, and ultimately to give you your money back, depends on many factors, some beyond our control. Nobody guarantees that you will receive distributions and you might lose some or all your money.

We Might Lose the Litigation or Win Only in Part: Although we and our lawyers believe we will prevail in the Litigation, no litigant or lawyer can ever be sure. Many of the issues are complex and technical, and some of the legal rules involved are subject to interpretation. Furthermore, in litigation like this, where there are multiple claims back and forth, it is possible that we would win on some claims and lose on other claims. Depending on which claims we win and which we lose, the result could leave us with much less than we expect, or nothing at all.

We Might Run Out of Money: Litigation can become very, very expensive. In fact, litigation often ends with one or both parties can no longer afford to pay their lawyers. Based on their statements, we believe our adversaries are betting that they can prevail in the Litigation by out-spending us. Depending on how much we raise in this Offering and the cost of the Litigation, they could be right. If we saw our money running out we might try to raise more but (1) there is no assurance we would succeed, and (2) new investors might have rights superior to those buying Litigation Support Shares now.

Our Adversaries Might be Insolvent: We expect to obtain a substantial judgment against our adversaries for monetary damages, i.e., for money. Even if that happens, however, we cannot be sure that our adversaries will be able to pay us. They might become insolvent or file for bankruptcy protection, leaving us with a large judgment that will never be satisfied in full.

Our Lawyers Might Make Mistakes: We are represented by lawyers we believe are very competent. However, everyone makes mistakes. It is possible that an error by our attorneys would handicap our claims.

A Monetary Award Might Not be Enough: Even if we win and are able to collect a large monetary judgment, that money alone might not be enough to provide a return to investors. Having received a monetary judgment and a return of their assets, the Companies will have to sell those assets for prices reasonably close to the values we estimate.

Speculative Nature of Distressed Loans: Investments in distressed mortgage loans are highly speculative. Among the risks are the following:

●	Changes in interest rates or national economic conditions could suddenly reduce the value of the loans and/or the real estate we own.

●	We could be mistaken in our view of the value of the real estate underlying a loan. For example, if we paid $80 for a loan, believing that the value of the underlying real estate is $100, but the actual value is only $70, we could incur a substantial loss. Our assessment of the value of the underlying real estate could be incorrect for any number of reasons, including unknown and unanticipated environmental hazards, or falling real estate prices.

●	A homeowner could tie us up in legal proceedings for a lengthy period of time, as we try to foreclose on the underlying real estate.

●	A homeowner could file for bankruptcy protection, causing further delay, cost, and complication.

●	Local laws we have not taken into account could hinder our ability to foreclose on the underlying real estate.

●	We could learn after the fact that the original lender or prior mortgage holder had failed to comply with legal or technical requirements in the loan documents, making it more difficult or even impossible for us to collect on the loan and/or foreclose on the property.

●	The homeowner might have lied on the loan application about important information, including the ownership of the underlying real estate or the existence of prior liens. If the underlying real estate securing a loan is encumbered by other liens with a higher priority, it could reduce or even eliminate the value of the loan.

●	The person who sold the loan to us might have misrepresented or omitted important information.

●	A homeowner could make claims based on a theory of “lender liability.”

Our Business is Heavily Regulated: The mortgage business is heavily regulated. Our business is subject to extensive licensing requirements, consumer protection laws, foreclosure laws and regulatory oversight by federal, state, and local governmental authorities. We must devote substantial resources to compliance matters and expect to incur significant ongoing costs to comply with new and existing laws and governmental regulation. If we fail to operate our business in compliance with both existing and future laws, our business, reputation, financial condition, and results of operations could be materially and adversely affected. Our failure to comply with all applicable federal, state and local laws could result in, among other things, (i) loss of our licenses to engage in the mortgage servicing and/or mortgage investment businesses, (ii) government investigations and enforcement actions against us, (iii) fines, penalties and judgments against us, (iv) civil lawsuits, including class actions, (v) criminal liability, and (vi) breaches of covenants and representations under our servicing agreements, debt agreements or other agreements.

Competition: As we wind down the companies and sell their assets, we will compete with many other asset owners. As a result of this competition, we might be forced to reduce prices.

Our Target Amount is Arbitrary: We established $100,000 as our “target amount” in the Offering. However, this number is more or less arbitrary. If we are able to raise only $100,000, it will be unlikely that we can prosecute the Litigation effectively. As a result, those who invest the first $100,000 in the Offering will effectively assume more risk than those who invest the last $100,000 (up to our $1,235,000 maximum).

We Will Count Investments by Related Parties Toward the Target Amount: In determining whether we have raised the $100,000 target amount, and thus whether we can release the money from escrow to the Company, we will count investments made by affiliates. Investors who are not affiliates generally will choose to invest because (i) they believe it is a good investment, and/or (ii) they are already investors in the Litigants and want to protect their investment through the Litigation. But affiliates might have other reasons to invest, such as the desire to earn fees from the Litigants from continued operations. Hence, you should not necessarily assume that because others have invested, this is a good investment for you.

Incomplete Due Diligence: We perform “due diligence” on the loans and other assets we purchase, meaning we review some of the available information about the loans and the underlying collateral. As a practical matter, however, it is simply impossible to review all the information about a given loan (or about anything) and there is no assurance that all of the information we have reviewed is accurate. For example, sometimes important information is omitted or unavailable, or a third party might have an incentive to conceal information or provide inaccurate information, and we cannot verify all the information we receive independently. It is also possible that we have reached inaccurate conclusions concerning the information we have reviewed. Hence, our distressed loans and real estate assets might prove to have defects of which we are unaware, which could affect their value.

We Depend on a Small Management Team: Both Companies depend on the skill and dedication of a small management team. If any member of our team were to die, become disabled, or simply leave, our businesses would suffer. The loss of Mr. Newbery in particular, our founder and CEO, would likely prove highly disruptive.

We Need to Fill Top Positions: Due to our recent financial difficulty, we have been unable to fill certain key positions. We are depending on a favorable outcome of the Litigation to fill these positions.

Inability to Raise Capital: We need capital to buy distressed loans. Due to our recent financial difficulty and a difficult market, we have been unable to raise the capital we need. With a favorable outcome in the Litigation, we expect our access to capital to improve dramatically.

Risk of Inaccurate Financial Projections: The Company might provide prospective investors with financial projections, based on current information and our current assumptions about future events. Inevitably, some of our assumptions will prove to have been incorrect, and unanticipated events and circumstances may occur. The actual financial results for the Company will be affected by many factors, most of which are outside of our control, including but not limited to those described here. Therefore, there are likely to be differences between projected results and actual results, and the differences could be material (significant), for better or for worse.

Risk of Forward-Looking Statements: The term “forward-looking statements” means any statements, including financial projections, that relate to events or conditions in the future. Often, forward-looking statements include words like “we anticipate,” “we believe,” “we expect,” “we intend,” “we plan to,” “this might,” or “we will.” The statement “We believe we will prevail in the Litigation” is an example of a forward-looking statement.

Forward-looking statements are, by their nature, subject to uncertainties and assumptions. The statement “We believe we will prevail in the Litigation” is not like the statement “We believe the sun will rise in the East tomorrow.” It is impossible for us to know exactly what is going to happen in the future, or even to anticipate all the things that could happen. Our business could be subject to many unanticipated events, including all of the things described here.

Consequently, the actual financial results of investing in the Company could and almost certainly will differ from those anticipated or implied in any forward-looking statement, and the differences could be both material and adverse. We do not undertake any obligation to revise, or publicly release the results of any revision to, any forward-looking statements, except as required by applicable law. GIVEN THE RISKS AND UNCERTAINTIES, PLEASE DO NOT PLACE UNDUE RELIANCE ON ANY FORWARD-LOOKING STATEMENTS.

No Right to Participate in Management of the Company: Investors will have no right to participate in the management of the Companies. You should consider buying Litigation Support Shares only if you are willing to entrust all aspects of the business to the management team.

Our Creditors Might Seek to Enforce Their Rights: The Companies owe money to trade creditors like law firms and other service providers. At least one of those creditors has obtained a judgment. If judgment creditors seek to seize our bank accounts, force us into bankruptcy, or take other enforcement actions, it could disrupt our business. Further, creditors generally have the right to be paid in full, with priority over equity owners like investors who purchase Litigation Support Shares. Hence, if the holders of Litigation Support Shares receive distributions and creditors are not paid, the creditors might have the right to demand the equity owners return all or a part of their distributions.

No Market for the Litigation Support Shares; Limits on Transferability: There are several obstacles to selling or otherwise transferring your Litigation Support Shares:

●	There will be no public market for your Litigation Support Shares, meaning you could have a hard time finding a buyer.

●	For a period of one year, you will be prohibited by law from selling your Litigation Support Shares except to certain groups of potential buyers.

Taking all that into account, you should plan to own your Litigation Support Shares until the Litigation is complete and the Litigants are profitable.

No Registration Under Securities Laws: Neither the Companies nor the Litigation Support Shares will be registered with the SEC or the securities regulator of any State. Hence, neither the Companies nor the Litigation Support Shares are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information: The Litigation Support Shares are being offered pursuant to Reg CF. Reg CF does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of securities. Although we have tried to provide all the material information we believe is necessary for you to make an informed decision and are ready to answer any questions, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information: While we will provide you with periodic statements concerning the Company, we will not provide nearly all the information that would be required of a public reporting company.

Potential Conflict of Interest: Investors are entitled to receive any available cash before existing investors in the Companies. In contrast, members of our management team, Mr. Newbery in particular, will receive profits only after Investors have received their full return and after the existing investors have been repaid in full. Depending on the circumstances, our management team could decide to simply shutter the Companies rather than devote more of their time.

The Investment Agreement Limits Your Rights: The Investment Agreement will limit your rights in several important ways if you believe you have claims against us arising from the purchase of your Litigation Support Shares:

●	In general, your claims would be resolved through arbitration, rather than through the court system. Any such arbitration would be conducted in Wilmington, Delaware, which might not be convenient for you.

●	You would not be entitled to a jury trial.

●	You would not be entitled to recover any lost profits or special, consequential, or punitive damages.

●	If you lost your claim against us, you would be required to pay our expenses, including reasonable attorneys’ fees. If you won, we would be required to pay yours.

The LLC Agreements Limit Investor Rights: The LLC Agreements limit your rights in some important respects. For example:

●	The LLC Agreements significantly curtail your right to bring legal claims against management, even if they make mistakes that cost you money. For example, the LLC Agreements waives any “fiduciary duties” our management team would otherwise owe to Investors.

●	The LLC Agreements limits your right to obtain information about the Companies and to inspect their books and records.

●	You waive your right to have the Companies dissolved by a court.

●	Disputes under the LLC Agreements will be governed by Delaware law and handled in Delaware courts.

●	The LLC Agreements restricts your right to sell or otherwise transfer your Litigation Support Shares.

Breaches of Security: It is possible that our systems would be “hacked,” leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventive measures.

The Foregoing Does Not Necessarily List All the Risks of Investing

Please Consult with Your Own Professional Advisors